Exhibit 99.4

FAY TAKES OVER THE CEO’S POSITION AT PERDIGÃO

The succession planning process lasted more than a year, conducted transparently and objectively by Nildemar Secches

On Tuesday, October 28, Perdigão’s Board of Directors elected José Antonio do Prado Fay to the post of Chief Executive Officer, succeeding Nildemar Secches, who will remain as Chairman of the Board of Directors, a post that he has held jointly since last year.

 Fay’s election is the culmination of a succession plan, which was initiated in April 2007. The plan has since been conducted with transparency and objectivity by Nildemar Secches and is considered to have been one of the most important stages in the Company’s corporate governance policy. Fay was nominated for the post by Secches himself in April of last year.

José Antonio do Prado Fay was born in Porto Alegre, state of Rio Grande do Sul and is 54. He graduated in mechanical engineering from the Federal University of Rio de Janeiro – UFRJ. Having completed his undergraduate course, he concluded a course in equipment engineering at Coppe/Petrobrás, one of Latin America’s most prestigious centers of learning and research.

Perdigão’s new CEO began his professional career at Petrobrás, where he worked for 11 years in the petrochemicals sector. Subsequently, he was Director of the Products Division of the Bunge group, Commercial and then Marketing Director of Electrolux and Director-General of Batávia.

Fay joined the Company’s Director-General’s office of the Perdigão Business unit in early 2007 when Perdigão’s management system was undergoing a broad-based restructuring with the adoption of the Business Unit model. Until then he was responsible for Batávia’s Director-General’s office.

Since his appointment as Perdigão’s CEO, Fay has worked more directly with Secches. He has been involved in more detailed discussions with the Company’s principal partners and the managerial team for defining directions as part of a long-term vision for the Company, the objective being to maintain Perdigão’s pace of growth and continual improvement in performance.

São Paulo, October 28 2008